Exhibit 99.1

Wins Finance Holdings Inc. Receives Delisting Determination Letter from Nasdaq

BEIJING and NEW YORK, May 26, 2020 -- Wins Finance Holdings Inc. ("Wins Finance" or the "Company") (NASDAQ: WINS), a diversified investment and asset management company that provides integrated financing solutions to small and medium enterprises ("SMEs") in China, today announced that on May 22, 2020, the Company received a delisting determination letter (the “Determination Letter”) from the staff of the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”). The Determination Letter notified the Company that since it had not filed its Annual Report on Form 20-F for the fiscal year ended June 30, 2019 (the "2019 20-F") by May 13, 2020, the deadline by which the Company was to file the 2019 20-F in order to regain compliance with Listing Rule 5250(c)(1), the Company’s common stock is subject to delisting from The Nasdaq Capital Market.

The Determination Letter further noted that unless the Company requested an appeal of the Staff’s determination no later than 4:00 pm Eastern Time on May 29, 2020, trading of the Company’s common stock on The Nasdaq Capital Market will be suspended at the opening of business on June 2, 2020, and a Form 25-NSE would be filed with the Securities and Exchange Commission (the “SEC”) removing the Company’s securities from listing and registration on The Nasdaq Stock Market.

The Company intends to timely request a hearing before the Nasdaq Hearings Panel (the “Panel”) under Listing Rule 5815(a) to present its plan to regain compliance with Listing Rule 5250(c)(1), which request will automatically stay the delisting of the Company’s securities for 15 calendar days from the date of the request. In connection with its request for a hearing, the Company also intends to request a further stay of the suspension of trading and delisting of the Company’s common stock while the appeals process is pending. The Panel will notify the Company of its decision if it will allow the Company’s common stock to continue to trade on The Nasdaq Capital Market pending the Panel’s decision.

As disclosed previously, the Company is working assiduously to complete its delinquent filing with SEC and to regain compliance with the Nasdaq listing rule as soon as possible.

About Wins Finance

Wins Finance is a diversified investment and asset management company listed on Nasdaq. The Company is focused on identifying value accretive investment opportunities and assets in China and the United States that can be enhanced through the strategic involvement of its established management team and its familiarity with the Chinese investment community to help generate long-term value for shareholders. Wins Finance is well positioned to leverage its expertise and existing operations in China to build a comprehensive platform for the provision of lending and other financing solutions to the under-served small and medium enterprise segment. For more information, please visit www.winsholdings.com.

Forward Looking Statements

This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties. Further information regarding these and other risks are described in the Company’s Annual Report on Form 20-F for the year ended June 30, 2018 and in the Company’s other filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

Company Contacts:

Wins Finance Holdings Inc.

1177 Avenue of the Americas

5th Floor

New York, NY 10036

Tel: 646-694-8538

E-mail: info@winsholdings.com

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